Item 77D

Scudder Managed Municipal Bonds, a series of SCUDDER MUNICIPAL TRUST

Scudder Managed Municipal Bonds changed its name-related investment strategy. Prior to July 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at least 80% of net assets in securities of municipalities across the Untied States and in other securities whose income is free from regular federal income tax. The policy was revised as follows: Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in securities of municipalities across the Untied States and in other securities whose income is free from regular federal income tax.